Statement of Financial Condition
As of October 31, 2017

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. as of October 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
December 21, 2017

NATIONAL BANK OF CANADA FINANCIAL INC.

Statement of Financial Condition

As of October 31, 2017

(In Thousands of U.S. Dollars)

	$
Assets	
Cash	5,157
Securities borrowed	3,860,053
Deposits with clearing broker-dealers and organizations	26,562
Receivable from broker-dealers and clearing organizations	182,143
Receivable from customers	7,818
Receivable from related parties	30,439
Securities owned, at fair value ($388,221 pledged under securities lending transactions and $151,211 pledged to a clearing organization)	787,733
Income taxes receivable	4,452
Deferred income taxes	1,307
Other assets	5,877
	4,911,541
Liabilities	
Securities loaned	4,149,368
Payable to broker-dealers and clearing organizations	174,763
Payable to customers	6,987
Payable to related parties	1,196
Securities sold, not yet purchased, at fair value	78,575
Income taxes payable to parent company	16,112
Accrued expenses and other liabilities	15,646
	4,442,647
Stockholder's Equity	
Common stock, par value of one cent per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	-
Additional paid-in capital	456,537
Retained earnings	12,357
	468,894
	4,911,541

The accompanying notes are an integral part of this statement of financial condition.

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in agency transactions with institutional clients and broker-dealers and market making in financial instruments.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Recent Accounting Developments

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". ASU No. 2016-01 enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The new guidance affects all reporting organizations that hold financial assets or owe financial liabilities. The ASU is effective for years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is still evaluating the impact of ASU No. 2016-01 on its statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU 2016-02 will require organizations that lease assets with lease terms of more than 12 months to recognize assets and liabilities for the rights and obligations created by those leases on their statements of financial condition. The ASU will also require new qualitative and quantitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after Dec. 15, 2018, with early adoption permitted. The Company is still evaluating the impact of ASU No. 2016-02 on its statement of financial condition.

3. **Fair Value and Financial Instruments**

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

3. **Fair Value and Financial Instruments (continued)**

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Accordingly, these exchange-traded equity securities, funds and trusts are categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Receivable from broker-dealers and clearing organizations					
Futures contracts	17,416	-	-	(17,416)	-
Securities owned					
U.S. Treasury Bills	32,000	-	-	-	32,000
Exchange-traded equity securities	471,628	-	-	-	471,628
Exchange-traded funds	284,094	-	-	-	284,094
Exchange-traded real estate investment trusts	11	-	-	-	11
	787,733	-	-	-	787,733
	805,149	-	-	(17,416)	787,733
Financial liabilities					
Payable to broker-dealers and clearing organizations					
Futures contracts	14,344	-	-	(14,344)	-
Payable to related parties					
Total return equity swap contract	-	14	-	-	14
Securities sold, not yet purchased					
Exchange-traded equity securities	42,760	-	-	-	42,760
Exchange-traded funds	35,815	-	-	-	35,815
	78,575	-	-	-	78,575
	92,919	14	-	(14,344)	78,589

There were no transfers between all levels of the fair value hierarchy during the year.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts and related margin balances recorded in amounts receivable from broker-dealers and clearing organizations in the statement of financial condition:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Equity futures contracts	17,416	(17,416)	-	-	-	-

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. Fair values of futures contracts are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition. The gross amounts offsetting gross amounts of recognized assets include (1) an offset of $9,856 representing negative fair values of certain futures contracts which are presented in the following table as gross amounts of recognized liabilities and which are settled on a net basis with the futures contracts presented in the table above; and (2) an offset of $7,560 of cash received from a clearing organization in settlement of the net unrealized gain associated with the open futures contracts cleared with this organization.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Equity futures contracts	14,344	(14,344)	-	-	-	-

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent the negative fair values of certain futures contracts which are either (1) settled on a net basis with futures contracts presenting positive faire values; or (2) netted against cash held in the Company's commodities trading accounts, all of which are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

			Fair Value Measurements Using		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	5,157	5,157	5,157	-	-
Securities borrowed	3,860,053	3,860,053	-	3,860,053	-
Deposits with clearing broker-dealers and organizations	26,562	26,562	26,562	-	-
Receivable from broker-dealers and clearing organizations	182,143	182,143	-	182,143	-
Receivable from customers	7,818	7,818	-	7,818	-
Receivable from related parties	30,439	30,439	-	30,439	-
Other assets (1)	4,631	4,631	-	4,631	-
	4,116,803	4,116,803	31,719	4,085,084	-
Financial liabilities					
Securities loaned	4,149,368	4,149,368	-	4,149,368	-
Payable to broker-dealers and clearing organizations	174,763	174,763	-	174,763	-
Payable to customers	6,987	6,987	-	6,987	-
Payable to related parties	1,182	1,182	-	1,182	-
Accrued expenses and other liabilities (2)	7,301	7,301	-	7,301	-
	4,339,601	4,339,601	-	4,339,601	-

(1) Excludes certain non-financial assets such as prepaid expenses.

(2) Excludes certain non-financial liabilities such as accrued employee compensation and benefits.

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2017, the Company's greatest concentration of credit risk is from amounts receivable from NBC totaling $24,893. For further information on related party transactions with NBC, see Note 7.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments as of October 31, 2017, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	6,807	-	6,807
Exchange-traded contracts			
Long futures contracts	82,769	-	82,769
Short futures contracts	759,982	-	759,982
	849,558	-	849,558

During the year, notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $300,000 to $850,000.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2017, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contracts		
Swap	-	14
Exchange-traded contracts		
Futures contracts	17,416	14,344
Total derivatives	17,416	14,358
Netting	(17,416)	(14,344)
	-	14

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deposit cash with the lender. The Company is permitted to sell or re-pledge the securities received. As of October 31, 2017, the fair value of securities received under securities borrowed transactions amounted to $3,725,930 of which the Company re-pledged $3,627,114 under securities loaned transactions.

The Company pledges certain of its securities owned for securities lending transactions. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $388,221, as presented on the face of the statement of financial condition as of October 31, 2017.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 7.

The following table presents as of October 31, 2017, the gross and net balances of securities borrowed.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	**3,860,053**	**-**	**3,860,053**	**(3,725,930)**	**-**	**134,123**

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned (continued)

The following table presents as of October 31, 2017, the gross and net balances of securities loaned.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Securities loaned	**4,149,368**	**-**	**4,149,368**	**(4,015,481)**	**-**	**133,887**

The following tables present as of October 31, 2017, the gross liability for securities loaned disaggregated by class of security and by remaining maturity of the agreements.

	Securities Loaned
	$
Exchange-traded equity securities, funds and real estate investment trusts	**4,149,368**

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities loaned	**4,149,368**	**-**	**-**	**-**	**4,149,368**

(In Thousands of U.S. Dollars)

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. For further information on related party transactions with NBFI, see Note 7.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2017, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive (Note 7)	20,089	19,255
Receivable from/payable to broker-dealers (Note 7)	157,009	154,857
Receivable from/payable to clearing organizations	5,045	651
	182,143	174,763

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date. Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

6. Receivable From and Payable to Customers

Amounts receivable from and payable to customers as of October 31, 2017, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	6,155	6,987
Other	1,663	-
	7,818	6,987

(In Thousands of U.S. Dollars)

7. Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2017:

	NBFI	NBC	Total
	$	$	$
Assets			
Cash	-	5,155	5,155
Securities borrowed	2,834,984	-	2,834,984
Receivable from broker-dealers and clearing organizations	145,202	-	145,202
Receivable from related parties			
Receivable bearing interest at the rate of 1.16% per annum, maturing on November 1, 2017	-	24,893	24,893
Net interest receivable resulting from securities lending transactions conducted in October 2017 and due by November 30, 2017	530	-	530
Receivable bearing no interest with no fixed term of payment	5,016	-	5,016
	5,546	24,893	30,439
	2,985,732	30,048	3,015,780
Liabilities			
Securities loaned	395,491	-	395,491
Payable to broker-dealers and clearing organizations			
Securities failed-to-receive	11,605	-	11,605
Payable to related parties			
Payable bearing no interest with no fixed term of payment	-	1,196	1,196
	407,096	1,196	408,292

(In Thousands of U.S. Dollars)

8. Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company.

As of October 31, 2017, income taxes receivable amounted to $4,452 and income taxes payable to parent company amounted to $16,112.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2017, the Company had deferred income tax assets totaling $1,307 and had no deferred income tax liabilities.

As of October 31, 2017, the Company had no gross unrecognized tax benefits. The Company is currently under examination by the Internal Revenue Service and by New York State for income tax returns for the years ended October 31, 2012 to 2014. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2013 to 2017, as well as for its U.S. federal income tax return for the years ended October 31, 2015 to 2017.

(In Thousands of U.S. Dollars)

9. Commitments and Contingencies

Commitments

As of October 31, 2017, the Company is committed under an operating lease for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending on October 31st of:	$
2018	1,785
2019	1,785
2020	595
2021	-
2022	-
Thereafter	-
Total minimum lease payments	4,165

Contingencies

The Company has been named as a defendant in a lawsuit unrelated to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position.

(In Thousands of U.S. Dollars)

10. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2017, the Company had net capital, as defined, of $406,107, which was $405,857 in excess of its minimum net capital of $250.

11. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.